Exhibit 99.1

Province of Manitoba Opportunity and Stability Moving Forward on Manitobans’ Priorities

2008/09 Quarterly Financial Report April to June 2008

CONTENTS Introduction First Quarter Financial Results Economic Performance and Outlook
INTRODUCTION
Budget 2008 provided a financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. The financial information in the quarterly financial report is being presented in the same format as the budget. This will allow for a smooth transition of quarterly financial reporting to a summary basis and, as recommended by the Office of the Auditor General, to be consistent with Generally Accepted Accounting Principles (GAAP). This transition is expected to be complete by the end of 2009/10.
Consistent with prior years, the first quarter report provides the results of the core government for the three months ended June 30, 2008, but with the presentation of the financial results consistent with the presentation in Budget 2008. In addition, this report provides Manitobans with a summary of the province’s recent economic performance and outlook.
The second quarter financial report will continue to move forward on reporting financial results for the GRE. It will include financial results of core government for the six months ending September 30, 2008 as well as a financial forecast for the GRE for the current year and will continue with inclusion of an economic update. Beginning with the third quarter, the report will contain the financial results of the GRE for the nine months ending December 31, 2008 as well as an updated year-end projection for the GRE and an updated economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

SUMMARY NET INCOME
For fiscal year 2008/09 Summary Net Income for the GRE is budgeted to be $96 million.
Projection of Summary Net Income
For the Fiscal Year Ending March 31, 2009

	2008/09 Budget
		Consolidation
		Impacts and Other
(Millions of Dollars)	Core Government	Reporting Entities	Summary

Revenue	9,851	2,472	12,323

Expenditure	9,799	2,428	12,227

Net Result for the Year	52	44	96

Transfer to Debt Retirement Account	(110)	110	—

Transfer from Fiscal Stabilization Account	60	(60)	—

Net Income	2	94	96

Government Reporting Entity (GRE)
The GRE is comprised of core government and other reporting entities. The core government component of the GRE represents the operations, programs and services delivered by government departments. Other reporting entities include Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges that are directly or indirectly controlled by the Government, as prescribed by the Public Sector Accounting Board (PSAB).
As previously noted, an updated forecast for the fiscal year end will be provided in the second quarter financial report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

CORE GOVERNMENT — First Quarter Financial Results
Revenue and Expenditure
The first quarter net result of expenditure exceeding revenue by $119 million was $30 million lower than the projection of $149 million. First quarter revenue was $22 million higher than projected and first quarter expenditure was $8 million lower than estimated primarily as a result of differences in the timing of expenditures and receipts.
Core Government Operating Statement
UNAUDITED

	Year-to-Date to June 30				Full Year
	2008/09			2007/08	2008/09
($000s)	Actual	Estimated	Variance	Actual	Budget

Revenue
Income Taxes	655,212	655,210	2	607,596	2,611,300
Other Taxes	512,197	493,589	18,608	465,721	2,666,200
Fees and Other Revenue	106,015	99,534	6,481	100,815	433,501
Federal Transfers	892,717	895,300	(2,583)	840,912	3,612,039
Net Income of Government
Business Enterprises	89,300	89,300	—	95,900	528,500

Total Revenue	2,255,441	2,232,933	22,508	2,110,944	9,851,540

Expenditure
Health and Healthy Living	1,017,003	1,028,645	(11,642)	1,010,607	4,133,022
Education	607,172	609,472	(2,300)	579,270	1,981,473
Family Services and Housing	280,048	273,863	6,185	249,752	1,196,763
Community, Economic and Resource Development	250,494	249,170	1,324	226,963	1,402,232
Justice and Other Expenditures	167,820	174,549	(6,729)	170,076	823,055
Debt Servicing Costs	51,554	46,572	4,982	75,823	262,500

Total Expenditure	2,374,091	2,382,271	(8,180)	2,312,491	9,799,045

Net Result	(118,650)	(149,338)	30,688	(201,547)	52,495

Transfer to Debt Retirement Account	—	—	—	—	(110,495)

Transfer from Fiscal Stabilization Account	—	—	—	—	60,000

Net Income (Loss)	(118,650)	(149,338)	30,688	(201,547)	2,000

Revenue and expenditure details are provided in Appendix I and II on pages 7 and 8.
Capital Investment
Expenditures for general assets and infrastructure assets in the first quarter were $43 million, $29 million less than estimated primarily due to timing variances related to the Manitoba Floodway Expansion and highway related activities caused primarily by unfavorable weather conditions.
Capital investment details are provided in Appendix III on page 9.

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

SPECIAL ACCOUNTS
Fiscal Stabilization
 The budgeted draw in 2008/09 is $47 million for wait-times reduction initiatives and other health-related programming and $13 million for requirements related to ecoTrust funds advanced by the Government of Canada.
Debt Retirement
 The 2008 Budget provides for a $110 million contribution to Debt Retirement. An allocation committee will determine the share of those funds directed to pensions or general purpose debt. In the 2008 Budget, the allocation was projected to be $85 million to the pension liability and $25 million for general purpose dept.
Pension Assets
 In addition to the $85 million contribution projected above, the balance of the pension assets will increase for 2008/09 as a result of the government’s commitment to contribute $500 million to commence funding of the province’s unfunded liability for the Civil Service Superannuation Fund.
Opening balances for the special accounts will be available upon the completion of the audited financial results for 2007/08 and the release of the Public Accounts. Therefore, the 2008/09 fiscal year-end forecast for these accounts will be updated in the second quarter financial report.
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
The estimate of borrowing requirements identified in the 2008 Budget was $2.8 billion including refinancing of $1.5 billion and new cash requirements of $1.3 billion, offset by a repayment of $61 million. The forecast for the year end remains unchanged at this time.
The total outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget as shown in the table on the following page.
An updated forecast for 2008/09 with comparative data for 2007/08 actual results will be provided in the second quarter financial report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

Provincial Borrowings, Guarantees and Obligations

	2008/09 Budget
	$ millions	$ Per Capita[1]
Provincial Borrowings, Guarantees and Obligations
General Government Programs	6,349	5,307
Manitoba Hydro	7,333	6,130
Other Crown Organizations	1,333	1,114
Health Facilities	963	805
Federal Government[2]	81	68
Capital Investments	1 ,415	1,183

Subtotal	17,474	14,607
General Government Programs — Pensions[3]	2,000	1,672

Subtotal[4]	19,474	16,279

Other Obligations
Pension Liability	4,611
Pension Asset Fund	(2,925)
Net Pension Liability	1,686
Debt incurred for and repayable by the Manitoba Hydro Electric Board and Manitoba Lotteries Corporation	(6,898)
Education and Health Debt held by Government Enterprises	389
Other Debt of Crown Organizations	367

Subtotal	(4,456)

Total Provincial Borrowings, Guarantees and Obligations	15,018

Adjustments to arrive at Summary Net Debt
Guarantees	(367)
Net Financial Assets	(3,729)

Summary Net Debt	10,922	9,130 - $Per Capita

Summary Net Debt as a percentage of GDP	21.7%

1.	Per Capita data is based upon population figures at April 1, 2008 as reported by Statistics Canada.

2.	Amounts owed relating to federal accounting errors in prior years. See Note 16, page 77 of the 2006/07 public accounts for additional information.

3.	In 2007/08, the Government made a contribution of $1.5 billion to the Teachers’ Retirement Allowances Fund (TRAF). This contribution increases overall funding of the outstanding TRAF pension liability to 75%, reducing the unfunded portion of the pension liability from $2,164 million to $651 million. In 2008/09, the Government will make a contribution of $0.5 billion to the Civil Service Superannuation Plan.

4.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at June 30, 2008 total provincial borrowings and guarantees were payable 88% in Canadian dollars and 12% in U.S. dollars. Of this total, General Government Program borrowings and Other Crown Organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 64% in Canadian dollars (64% at March 31, 2008) and 36% in U.S. dollars (36% at March 31, 2008).

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

ECONOMIC PERFORMANCE AND OUTLOOK
(Manitoba Economic Highlights — as of August 25, 2008)
Economic growth in Manitoba is expected to be relatively strong in 2008. Manitoba Finance’s survey of private economic forecasters, completed August 25, shows real Gross Domestic Product (GDP) in Manitoba will grow 2.5% in 2008, above the projected national increase of 1.2% but below the 2.7% growth projected at the time of the 2008 Manitoba Budget. The Manitoba Bureau of Statistics estimates that Manitoba’s real GDP grew 3.0% in 2007, above the national economy’s increase of 2.7%.
Through the first seven months of 2008, Manitoba’s employment has increased by 12,100 jobs, up 2.0% relative to the same period in 2007 and slightly above the national increase. Manitoba’s full-time employment increased 3.0% while part-time employment declined by 2.0%. Over this same period, Manitoba’s unemployment rate averaged 4.0%, down from the 2007 annual unemployment rate of 4.4% and below the national rate of 6.0%.
Through the first six months of 2008, Manitoba’s retail sales increased 9.2% relative to the same period in 2007. Manitoba’s increase is second-best among provinces and well above the national increase of 4.5%.
Manitoba housing starts in the first half of 2008 declined 2.8% relative to the same period in 2007. Single family units rose 2.0% while multiple units declined 10.6%. Overall, housing starts in Canada have increased 0.3% this year. In 2007, Manitoba housing starts were up 14.1% to 5,738, the highest level in 20 years.
In the first six months of 2008, Manitoba manufacturing sales decreased 2.4% to $8.3 billion. Canadian sales declined 3.3%.
Manitoba’s foreign merchandise exports through the first six months of 2008 decreased by 0.8%. Exports to the United States increased by 2.3% while exports to non-US markets declined 8.4%. Canada’s exports over the same period increased by 2.6%. Over the past two years, Manitoba’s total foreign exports rose 25.7% to $11.6 billion.
Manitoba farm cash receipts through the first half of 2008 increased by 11.8%, above the national increase of 10.7%. Receipts from crops are up 34.3%. Livestock receipts are down 11.2%, largely due to weaker receipts for hogs. In 2007, Manitoba farm cash receipts rose 17.1%.
In the first seven months of 2008, the Manitoba Consumer Price Index rose 1.8%, below the national increase of 2.3%. Energy and shelter were the major contributors to the increase.
Manitoba’s population reached 1,193.6 thousand as of April 1, 2008. This is an increase of 12,986 persons, or 1.1%, from April 1, 2007. Canada’s increase over the same period was also 1.1%.
For updates and more details please see the Manitoba Economic Highlights at http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to June 30				Full Year
	2008/09			2007/08	2008/09
($000s)	Actual	Estimated	Variance	Actual	Budget

Income Taxes
Individual Income Tax	576,372	576,370	2	532,044	2,312,100
Corporation Income Tax	78,840	78,840	—	75,552	299,200

Subtotal: Income Taxes	655,212	655,210	2	607,596	2,611,300

Other Taxes
Corporation Capital Tax	45,910	39,300	6,610	40,619	123,200
Gasoline Tax	22,443	22,900	(457)	25,074	137,000
Insurance Corporations Tax	16,162	16,173	(11)	15,306	63,500
Land Transfer Tax	11,234	10,491	743	9,543	43,600
Levy for Health and Education	55,009	52,300	2,709	51,097	344,400
Mining Tax	62,586	65,400	(2,814)	45,396	128,000
Motive Fuel Tax	16,900	12,400	4,500	12,740	90,100
Retail Sales Tax	235,399	230,420	4,979	217,725	1,469,400
Tax Administration and Miscellaneous Taxes	12,801	12,200	601	12,933	79,900
Tobacco Tax	30,315	28,700	1,615	32,282	170,000
Other Taxes	3,438	3,305	133	3,006	17,100

Subtotal: Other Taxes	512,197	493,589	18,608	465,721	2,666,200

Fees and Other Revenue
Fines and Costs and Other Legal	11,118	11,192	(74)	10,772	44,091
Minerals and Petroleum	5,156	2,386	2,770	2,748	9,386
Automobile and Motor Carrier Licences and Fees	30,482	29,464	1,018	29,547	106,092
Parks: Forestry and Other Conservation	4,621	5,175	(554)	4,764	34,083
Water Power Rentals	27,503	26,329	1,174	27,109	105,000
Service Fees and Other Miscellaneous Charges	21,886	19,739	2,147	20,526	113,854
Revenue Sharing from SOAs	5,249	5,249	—	5 ,349	20,995

Subtotal: Fees and Other Revenue	106,015	99,534	6,481	100,815	433,501

Federal Transfers
Equalization	515,849	515,849	—	425,837	2,063,400
Canada Health Transfer (CHT)	211,446	211,446	—	201,757	845,800
Canada Social Transfer (CST)	94,509	94,509	—	85,106	378,000
Infrastructure Renewal	—	—	—	—	50,000
Manitoba Floodway Expansion	—	3,000	(3,000)	—	75,233
Shared Cost and Other Transfers	70,913	70,496	417	128,212	199,606

Subtotal: Federal Transfers	892,717	895,300	(2,583)	840,912	3,612,039

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	14,000	14,000	—	27,900	227,300
Manitoba Lotteries Corporation	75,300	75,300	—	68,000	301,200

Subtotal: Net Income of GBEs	89,300	89,300	—	95,900	528,500

Sinking Funds and Other Earnings	—	—	—	—	—

Total Revenue	2,255,441	2,232,933	22,508	2,110,944	9,851,540

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to June 30				Full Year
	2008/09			2007/08	2008/09
($000s)	Actual	Estimated	Variance	Actual	Budget

Health and Healthy Living	1,017,003	1,028,645	(11,642)	1,010,607	4,133,022

Education
Advanced Education and Literacy	112,723	111,191	1,532	107,438	572,335
Education, Citizenship and Youth	494,449	498,281	(3,832)	471,832	1,409,138

Total Education	607,172	609,472	(2,300)	579,270	1,981,473

Family Services and Housing	280,048	273,863	6,185	249,752	1,196,763

Community, Economic and Resource Development
Aboriginal and Northern Affairs	7,128	10,576	(3,448)	9,800	40,580
Agriculture, Food and Rural Initiatives	26,249	18,402	7,847	14,997	217,051
Competitiveness, Training and Trade	21,995	22,682	(687)	20,393	119,121
Conservation	30,030	29,303	727	29,161	123,076
Infrastructure and Transportation	106,398	114,491	(8,093)	104,225	527,011
Intergovernmental Affairs	30,845	31,655	(810)	27,193	260,972
Science, Technology, Energy and Mines	21,476	15,262	6,214	15,363	81,060
Water Stewardship	6,373	6,799	(426)	5,831	33,361

Total Community, Economic and Resource Development	250,494	249,170	1,324	226,963	1,402,232

Justice and Other Expenditures
Legislative Assembly	7,235	7,280	(45)	12,782	35,064
Executive Council	881	887	(6)	706	2,848
Civil Service Commission	1,426	1,496	(70)	1,189	6,235
Culture, Heritage, Tourism and Sport	27,002	26,473	529	27,747	88,172
Employee Pensions and Other Costs	19,531	19,628	(97)	18,138	79,604
Finance	33,441	35,269	(1,828)	35,142	102,899
Healthy Child Manitoba	5,666	5,775	(109)	5,548	27,180
Justice	57,890	58,490	(600)	56,043	347,647
Labour and Immigration	9,537	12,510	(2,973)	7,864	49,046
Manitoba Seniors and Healthy Aging Secretariat	279	311	(32)	197	1,765
Enabling Appropriations	270	1,111	(841)	230	122,095
Other Appropriations	4,662	5,319	(657)	4,490	25,500
Less: Year-End Lapse	—	—	—	—	(65,000)

Total Justice and Other Expenditures	167,820	174,549	(6,729)	170,076	823,055

Debt Servicing Costs	51,554	46,572	4,982	75,823	262,500

Total Expenditure	2,374,091	2,382,271	(8,180)	2,312,491	9,799,045

PROVINCE OF MANITOBA	APRIL TO JUNE 2008

Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to June 30				Full Year
	2008/09			2007/08	2008/09
($000s)	Actual	Estimated	Variance	Actual	Budget

General Assets
Government Services Capital Projects	12,398	16,085	(3,686)	8,601	88,000
Transportation Equipment and Other Capital	193	2,253	(2,059)	469	23,719
Information Technology Projects	766	621	144	600	19,805
Other Equipment and Buildings	—	55	(55)	100	4,553

	13,358	19,014	(5,656)	9,770	136,077

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	19,315	30,409	(11,095)	24,294	249,883
Manitoba Floodway Expansion	9,650	21,415	(11,765)	10,600	172,009
Water Control Infrastructure	365	482	(117)	44	11,400
Parks, Cottage and Camping Projects	248	463	(216)	845	9,711

	29,578	52,770	(23,192)	35,783	443,003

Total Capital Investment	42,935	71,783	(28,848)	45,553	579,080